Exhibit 99.1(f)

APPENDIX F

INDEMNIFICATION AGREEMENT

Date: [________]

To: [________]

        It is in the best interest of Retalix Ltd. (the “Company”) to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming increasingly reluctant to serve high growth companies or publicly-held companies unless they are provided with adequate protection in connection with such service.

        You are or have been appointed a director, officer and/or employee of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

        Accordingly, in consideration of your continuing to serve the Company, the Company agrees as follows:

1.	Subject to the terms of this letter, and the Company’s Articles of Association, the Company hereby undertakes to fully indemnify you for the following items in respect of any act or omission taken or omitted by you in your capacity as a director, officer and/or employee of the Company:

1.1	any financial obligation imposed on or incurred by you in favor of another person by a judgment, including a settlement or an arbitrator’s award approved by court;

1.2	all reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

1.3	all reasonable litigation expenses, including attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal charge in which you are acquitted, or in any criminal proceedings in which you are convicted of a crime which does not require proof of criminal intent.

The wording in clauses 1.1, 1.2 and 1.3 above is based on the Hebrew-language provisions of the Israeli Companies Law, 1999 (the “Companies Law”) and shall not be construed to limit the amount or scope of indemnification payable to you hereunder to the extent permitted by applicable law, provided that your underlying payment obligation arises in respect of any act or omission taken or omitted by you in your capacity as a director, officer and/or employee of the Company.

The indemnification payable to you under this letter will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results from the Company’s holdings in such company (“Affiliate”).

Without diminishing or impairing the obligations of the Company set forth in the preceding subparagraphs, if, for any reason, you shall elect or be required to pay all or any portion of any judgment or settlement in any proceeding in which the Company is jointly liable with you (or would be if joined in such proceeding), the Company shall contribute to the amount of expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually incurred and paid or payable by you in proportion to the relative benefits received by the Company and all other officers, directors or employees of the Company who are jointly liable with you (or would be if joined in such proceeding), on the one hand, and you, on the other hand, from the transaction from which such proceeding arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than you who are jointly liable with you (or would be if joined in such proceeding), on the one hand, and you, on the other hand, in connection with the events that resulted in such expenses, judgments, fines or amounts paid in settlement, as well as any other equitable considerations. The relative fault of the Company and all other officers, directors or employees of the Company who are jointly liable with you (or would be if joined in such proceeding), on the one hand, and you, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary, and the degree to which their conduct is active or passive. For the avoidance of doubt, the obligations of the Company to indemnify you hereunder apply to any claims for contribution which may be brought against you by officers, directors or employees of the Company who may be jointly liable with you.

For the avoidance of doubt, indemnifiable expenses relating to proceedings shall include, without limitation, expenses reasonably incurred in preparing to defend threatened proceedings and expenses reasonably incurred as a witness in connection with any such proceedings.

2.	Notwithstanding anything to the contrary herein, the Company will not indemnify you to the extent prohibited under Section 263 of the Companies Law, as determined by final court decision.

3.	The Company will make available to you all amounts payable in accordance with paragraph 1.1 above on or prior to the date on which such amounts are required to be paid by you. To the fullest extent permitted by applicable law, the Company will advance the expenses incurred by you in connection with any applicable proceeding within 14 days after the receipt by the Company of a statement or statements requesting such advances from time to time, whether prior to or after final disposition of such proceeding. Advances shall be unsecured and interest free. Advances shall be made without regard to your ability to repay them (should repayment be required). You shall qualify for advances only upon the execution and delivery to the Company of an undertaking to repay the advance to the extent that it is ultimately determined by a court of competent jurisdiction, in a final and non-appealable order that you are not entitled to be indemnified by the Company under the provisions of this letter, the Company’s articles of association, the Companies Law or otherwise.

As part of the aforementioned undertaking, the Company will make available to you upon request any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.	The Company will indemnify you even if (i) at the relevant time of such indemnification you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions or omissions taken or omitted by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, or (ii) such actions or omissions were taken or omitted by you in such capacity prior to the date hereof.

5.	The indemnification covered in paragraph 1.1 shall apply only insofar as it results from your actions or omissions in the following matters or in connection therewith or in relation thereto, which the Company’s Board of Directors has resolved are foreseeable in light of the actual activities of the Company:

5.1	The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2	Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were issued to the public and/or are traded on a stock exchange, whether in Israel, the United States or any other jurisdiction;

5.3	Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

5.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5	Actions in connection with the merger or proposed merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6	Actions in connection with the sale or proposed sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.8	Actions taken in connection with labor relations and/or employment matters in the Company Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers, including stock options granted or promised (or allegedly promised) thereto or exchanges of such options with other securities;

5.9	Actions in connection with the development, testing or sale of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

5.10	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to any type of intellectual property;

5.11	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not, including but not limited to, internal control policies and procedures;

5.12	Actions taken in connection with the accounting policies or financial reporting of the Company or any of its Subsidiaries or Affiliates, and in providing guidance to the public regarding future performance thereof;

5.13	Any action or decision in relation to work safety and/or working conditions;

5.14	Negotiation for, signing and performance of insurance policies, and any actions or omissions resulting in inadequate safety measures and/or malpractice of risk management and/or the failure to maintain appropriate insurance;

5.15	Any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, a Subsidiary and/or an Affiliate, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise;

5.16	Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, a Subsidiary and/or an Affiliate, or their respective directors, officers, employees, agents or other persons acting or allegedly acting on their behalf;

5.17	Any claim or demand made directly or indirectly in connection with complete or partial failure by the Company, a Subsidiary and/or an Affiliate, or their respective directors, officers, employees or agents, to pay, report or maintain applicable records regarding, any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not;

5.18	Anti-competitive acts and acts of commercial wrongdoing;

5.19	Acts in regard of invasion of privacy including, without limitation, with respect to databases and acts in regard of slander; and

5.20	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

6.	The total amount of indemnification under paragraph 1.1 that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to one quarter (25%) of the Company’s total shareholders equity at the time of the actual indemnification. No other categories of indemnification shall be limited by this paragraph 6.

7.	The rights of indemnification and to receive advancement of expenses as provided by this letter shall not be deemed exclusive of any other rights to which you may at any time be entitled under applicable law or otherwise. To the extent that a change in Israeli law, whether by statute, regulation or judicial decision, permits greater rights to indemnification or advancement of expenses than would be afforded on the date of this letter, it is the intent of the parties hereto that you shall enjoy by this letter the greater benefits so afforded by such change.

To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees or agents of the Company or of any Subsidiary or Affiliate thereof, you shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available under such policy or policies. If, at the time the Company receives notice from any source of a proceeding as to which you are a party or a participant (as a witness or otherwise), the Company has director and officer liability insurance in effect, the Company shall give prompt notice of such proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on your behalf, all amounts payable as a result of such proceeding in accordance with the terms of such policies.

In the event of any payment under this letter, the Company shall be subrogated to the extent of such payment to all of your rights of recovery, and you shall execute all papers reasonably required and take all reasonable action necessary to secure such rights.

In order to avoid any doubt, it is hereby clarified that the indemnification payable pursuant to this letter shall be payable regardless of any obligations arising under an insurance policy and/or any other indemnification agreement to cover any payment of any type incurred by you, provided, however, that any payment made hereunder by the Company shall be returned to the Company to the extent that the same obligation is ultimately covered and actually paid directly to you, free of any deductions or the like, pursuant to such insurance policy and/or other indemnification agreement and up to that amount that is actually paid to you. Similarly, the Company will not indemnify you for any liability to the extent you have received payment by virtue of an insurance policy or another indemnification agreement.

8.	Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under applicable law.

9.	In all indemnifiable circumstances, indemnification will be subject to the following:

9.1	You shall promptly notify the Company of any applicable proceedings initiated against you without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, without delay, all documents you receive in connection with these proceedings.

9.2	Other than with respect to proceedings that have been initiated against you by the Company or in its name, the retention of your counsel shall be with the consent of the Company, which shall not be unreasonably withheld. The Company will indemnify you for the reasonable fees and expenses of only one counsel in each applicable jurisdiction. If a claim or proceeding is brought against you and other persons entitled to indemnification from the Company, then the Company will indemnify all such persons collectively for the reasonable fees and expenses of one counsel in each applicable jurisdiction, except to the extent that doing so would prejudice any of such persons.

Alternatively, with your consent, you shall execute all documents required to enable the Company and/or its attorney to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a settlement arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this letter and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this letter and/or pursuant to law.

9.3	You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

9.4	Any compromise or settlement agreement reached by you with respect to any suit, demand or other proceeding subject to indemnification under this letter shall require the Company’s prior written consent.

10.	If for the validation of any of the undertakings in this letter any act, resolution, approval or other procedure is required, the Company represents that it has caused them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

11.	For the avoidance of doubt, it is hereby clarified that nothing contained in this letter derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above.

12.	Any re-organization, change of control, merger or acquisition or the like of the Company, including without limitation, a change of the Board of Directors or change of management, will not derogate from the Company’s obligations under this letter. This letter shall be binding upon the Company and its successors (including the surviving company in a merger with the Company) and assigns, and shall inure to your benefit and your estate, heirs, legal representatives and assigns.

The Company agrees that if there is a change of control of the Company (other than a change in control which has been approved by a majority of the Company’s Board of Directors who were directors immediately prior to such change in control), then with respect to all matters thereafter arising concerning your rights to payments under this letter of indemnification, the Company shall seek legal advice only from Independent Legal Counsel (as defined below) selected by you and approved by the Company, which approval shall not be unreasonably withheld. Such counsel, among other things, shall render its written opinion to the Company and to you as to whether and to what extent you would be permitted to be indemnified under applicable law, and the Company will abide by such opinion. The Company will pay the reasonable fees for the Independent Legal Counsel referred to above and to fully indemnify such counsel for damages arising in connection with such representation. For purposes of this letter, “Independent Legal Counsel” shall mean an attorney or firm of attorneys, selected in accordance with this provision, who shall not have otherwise performed services for the Company or for you within the last three years (other than with respect to matters concerning your rights under this letter or of other beneficiaries under similar indemnity agreements).

13.	In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that you are entitled to indemnification under this letter if you have submitted a proper request for indemnification under this letter, and the Company shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

14.	The ability of the Company to indemnify its “office holders” (as defined in the Companies Law) is limited under the Companies Law. If any undertaking included in this letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

15.	This letter and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel. All disputes shall be resolved exclusively by the District Court of Tel Aviv. If the Company denies your request for indemnification (including expense advances) provided for in this letter, in whole or in part, and the court rules in your favor in an action against the Company for such indemnification, the Company shall reimburse you for all your expenses incurred in connection with such action.

16.	This letter shall continue until and terminate upon the later of: (i) seven years after the date that you shall have ceased to serve as a director, officer, employee or agent of the Company or of any Subsidiary or Affiliate thereof, and (ii) one year after the final termination of any proceeding (including any rights of appeal thereto) in respect of which you are granted rights of indemnification or advancement of expenses hereunder; provided, however, that with respect to subparagraph (ii) hereof, this letter shall in such event terminate only with respect to the proceeding in question and not with respect to any other proceeding.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours, RETALIX LTD. By: —————————————— Name: Title:

Accepted and agreed to as of the date first above written:

—————————————— Name: